MarisTech Ltd.

3 Golda Meir Street

Ness Ziona, 7403648 Israel

October 15, 2021

Via EDGAR

Jennifer Angelini

Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	Maris Tech Ltd.
Amendment No.1 to Draft Registration Statement on Form F-1
Submitted September 24, 2021
CIK No. 0001872964

Dear Sir and Madam:

The purpose of this letter is to respond to your letter of October 8, 2021, regarding the abovementioned Amendment No. 1 to Draft Registration Statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. On October 15, 2021, we confidentially submitted Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Form F-1”). Page references in our responses are to the Form F-1. Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the abovementioned registration statement.

Amendment No. 1 to Draft Registration Statement on Form F-1

Our Competitive Advantage, page 2

1.	We note your revisions in response to prior comment 1. The use of the term “engagement(s)” here and elsewhere in the prospectus creates ambiguity as to legal enforceability. Please revise to refer to “agreement(s)” where a contractual relationship exists, and consider referring to “arrangement(s)” to indicate a less formal relationship. In either case, ensure it is clear from your disclosure what are the respective rights and obligations of each entity.

Response: In response to the Staff’s comment, we have revised our disclosure throughout the Form F-1 accordingly.

Prospectus Summary

Recent Developments, page 2.

2.	Please revise to reconcile the apparent inconsistencies between your disclosure here and elsewhere (e.g., pages F-14, F-37, and F-38) as to the identity of (i) your placement agent for the March 2021 private placement and (ii) the underwriter for an initial public offering pursuant to which no cash fee would be due under the Advisory Services Agreement.

Response: In response to the Staff’s comment, we have revised our disclosure in the financial statements to clarify the identity of the placement agent for the March 2021 Private Placement, which is different that the underwriter for this offering. No cash fee is payable to the placement agent for the March 2021 Private Placement in connection with this offering.

Risk Factors, p. 12

3.	We note your revisions in response to prior comment 5. Please further revise to eliminate statements that you are, or may qualify as, a smaller reporting company in your summary of risk factors, within the risk factor caption “We are an emerging growth company and a smaller reporting company. . . ,” and in the final paragraph of text thereunder.

Response: In response to the Staff’s comment, we have revised our disclosure in the Form F-1 to eliminate any statements referring to the Company as, or suggesting that it may currently qualify as, a smaller reporting company.

4.	We note your revisions in response to prior comment 22, along with the statement that “there may be a significant amount of time between executing a contract with a customer and delivery of the product to the customer” (pages 13, 49). In light of the fact that your backlog has doubled (from $1,060,000 as of January 1, 2020, to $2,200,000 as of January 1, 2021, of which $400,000 is not expected to be delivered until 2022), please further revise to describe the factors underlying delivery delay. To the extent these factors also relate to your planned expansion of operations (through new products and targeting new markets), please highlight the material risks these potentially entail.

Response: In response to the Staff’s comment, we note that our “backlog” is not the accumulation of delayed purchase orders, but rather purchase orders that, at our clients’ request, will be fulfilled at a later time. We consider such purchase orders as “pending” and we anticipate being able to fulfill such purchase orders at the time specified therein. Additionally, as described on pages 12 and 47 of the Form F-1, our backlog is comprised of executed purchase orders from highly rated customers, which is why we consider such orders as valid. Our backlog does not relate to, nor will it affect, the Company’s planned expansion of operations. Further, we have revised our disclosure on pages 12 and 47 of the Form F-1 to indicate that orders in the backlog have a later fulfillment date.

Capitalization, page 38

5.	We note your response to prior comment 13 and your revised disclosure. However, we do not believe that you have adequately addressed our prior comment. As previously requested, please revise your disclosure to disclose the impact on your capitalization if your underwriters exercise their over-allotment option.

Response: In response to the Staff’s comment, we have revised our disclosure on the Capitalization table on page 36 to disclose the impact on our capitalization if the representative of the underwriters exercises its over-allotment option in full.

Dilution, page 41

6.	You disclose on page 41 that you had a negative net tangible book value of $0.53 per Ordinary Share as of June 30, 2021 based on 3,085,000 Ordinary Shares issued and outstanding on June 30, 2021. The share amount does not appear consistent with the share amount presented in the balance sheet on page F-3. Please advise or revise.

Response: In response to the Staff’s comment, we have revised our disclosure in the balance sheet as of June 30, 2021 on page F-3 of the Form F-1 to clarify the number of Ordinary Shares outstanding as of June 30, 2021, which is now consistent with our disclosure on page 39 of the Form F-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources

Operating Activities, page 50

7.	We note your updated disclosure in response to prior comment 17 and reissue the comment in part. Your discussion of operating cash flows appears to be a recitation of changes disclosed on the consolidated statements of cash flows. Please revise and expand this discussion to include the primary drivers of, and other material factors necessary to understand, changes in working capital components. Refer to section IV.B of SEC Release 33-8350.

Response: In response to the Staff’s comment, we have revised and expanded our disclosure to include the primary drivers of, and other material factors necessary to understand, changes in working capital components.

Contractual Obligations, page 52

8.	Please revise your table of contractual obligations to provide information as of the latest balance sheet date and also disclose any estimated interest payments as well as any assumptions you made to derive these amounts.

Response: In response to the Staff’s comment, we have revised our table of contractual obligations on page 50 of the Form F-1 to provide information as of the latest balance sheet date and also disclose any estimated interest payments as well as any assumptions you made to derive these amounts.

Taxation, page 101

9.	Your revisions in response to prior comment 25 include the statement that you are currently in the process of obtaining approval from the IIA in connection with the offering of securities. Please describe the status of this approval and, if material, highlight the risks to investors if approval is not obtained.

Response: In response to the Staff’s comment, we inform the Staff that on October 12, 2021, the IIA informed the Company that it received the Company’s written notification. We believe no further action is required by the Company with the IIA in connection with this offering and have revised our disclosure on page 102 of the Form F-1 to update the status of the process with the IIA.

10.	We further note the statement that any change of ownership of your shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, will require the Company to provide a prior written notice to the IIA. Please clarify when a non-Israeli investor will be deemed an “interested party,” and the effect of failing to submit a prior written notice.

Response: In response to the Staff’s comment, we have revised our disclosure on page 102 of the Form F-1 to clarify when a non-Israeli investor will be deemed an “interested party,” and the effect of failing to submit a prior written notice.

Notes to the Financial Statements

Note 7- Equity, Page F-12

11.	We note your disclosure on page F-13 that the fair value of the warrants issued in the March 2021 Private Placement was calculated by an independent valuation expert. Please tell us the nature and extent of the valuation specialists involvement and whether you believe the valuation expert was acting as an expert as defined under Section 11(a) of the Securities Act of 1933 and Section 436(b) of Regulation C, such that you must disclose the name of the valuation expert in the Form F-1 along with a consent from the valuation expert once the Form F-1 is publicly filed. If you conclude the valuation expert is not considered an expert under the Securities Act, please revise your filing to clarify.

Response: In response to the Staff’s comment, we have revised our disclosure on page 117 of the Form F-1 to identify the valuation expert and provide the consent required by Section 436(b) of Regulation C and have provided for the filing of the consent.

Note 2 - Significant Accounting Policies

G - Revenue Recognition, page F-27

12.	We note your response to prior comments 29 and 30. Please provide additional disclosures in the filing regarding the nature of your proprietary software, your performance obligations with regards to the embedded software and your analysis of the POC contracts under ASC 606-10-25, similar to the disclosures provided in your response.

Response: In response to the Staff’s comment, we have revised our disclosure in Note 2.G to audited financial statements of the Company for the year ended December 31, 2020 on page F-26 to describe the nature of our proprietary software, our performance obligations with regards to the embedded software and our analysis of the POC contracts under ASC 606-10-25.

If you have any questions or require additional information Please call the Company’s attorney, Oded Har-Even at (212) 660-5003 or Angela Gomes at (617) 338-2957, of Sullivan & Worcester LLP.

Sincerely,

Maris-Tech Ltd.

By:	/s/ Israel Bar

cc:	Oded Har-Even, Esq., Sullivan & Worcester LLP

Angela Gomes, Esq., Sullivan & Worcester LLP

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